                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  1-10883


  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: December 31, 2001
                 --------------------------------------------------------------



/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

-------------------------------------------------------------------------------

                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant Wabash National Corporation
                        -------------------------------------------------------


Former name if applicable
                          -----------------------------------------------------


1000 Sagamore Parkway South
-------------------------------------------------------------------------------
Address of principal executive office (Street and number)


Lafayette, Indiana 47905
-------------------------------------------------------------------------------
City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Wabash National Corporation ("Wabash") could not file its Form 10-K for the period ended December 31, 2001, in a timely manner due to extensive negotiations with its banks and senior noteholders for refinancing of its revolving line of credit and senior notes. Wabash anticipates that closing on the refinancing will occur by April 15, 2002 at which time Wabash expects to be in a position to file its Form 10-K.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Mark R. Holden                           765                      771-5300
-------------------------------------------------------------------------------
     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/ Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced by Wabash in its press release on March 5, 2002, the change in results of operations for fiscal year 2001 from fiscal year 2000 is a result of 1) substantial charges associated with the completion of Wabash's previously announced restructuring activities, including the divestiture of international operations, accelerated sales efforts to normalize used trailer inventory levels and significant reductions in headcount; 2) certain charges that may be associated with Wabash's failure to be in compliance with its credit facilities at year end; 3) the impact on business and economic fundamentals during the fourth quarter as a result of the events of September 11, 2001, the ongoing economic recession and the resultant industry-wide downturn; and 4) charges associated with the continued effects of past legacy business practices. As announced on March 5, 2002, the following are the results Wabash anticipates reporting in the Form 10-K: For the year ended December 31, 2001, net sales were $863.4 million compared to $1.3 billion for 2000. Net loss for fiscal year 2001 is $232.2 million, compared to a net loss of $6.7 million in 2000. Diluted loss per share is ($10.17) for the fiscal year ended December 31, 2001, compared to ($0.38) in 2000. These results are subject to the completion of the definitive agreements between Wabash and its banks and senior noteholders.


                          Wabash National Corporation
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2002       By  /s/ Mark R. Holden
    --------------------   ----------------------------------------------------
                                 Mark R. Holden
                                 Senior Vice President,
                                 Chief Financial Officer,
                                 Member of the Office of
                                 the Chief Executive Officer
                                 and Duly Authorized Officer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).